Exhibit 99.1

MIND CTI Reports First Quarter 2024 Results

Yoqneam, Israel, May 8, 2024 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product-based solutions for service providers, enterprise solutions for unified communications analytics and call accounting solutions as well as enterprise messaging solutions, today announced results for its first quarter ended March 31, 2024.

The following will summarize our major achievements in the first quarter of 2024, as well as our business. The financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights

●	Revenues were $5.8 million, compared with $5.5 million in the first quarter of 2023.

●	Operating income was $1.2 million, or 22% of total revenues, compared with $1.3 million, or 24% of total revenues in the first quarter of 2023.

●	Net income was $1.3 million, or $0.07 per share, same as in the first quarter of 2023.

●	Cash flow from operating activities was $0.9 million, compared with $0.6 million in the first quarter of 2023.

●	Multiple follow-on orders.

●	Cash position was $17.4 million as of March 31, 2024 (before the dividend distribution of $4.9 million in April 2024).

Monica Iancu, MIND CTI’s Chief Executive Officer, commented: “Our messaging segment was favorably impacted this quarter by larger than usual customer campaigns. In our billing segment, we continue to invest in new technologies, mainly to support the 5G and IoT, and to expand our platforms to better support digital transformations. This quarter we released the first version of our SIM OTA (Over-The-Air) provisioning platform that helps our customers to remotely manage the SIM card resources, mainly the encryption keys, the applications on the SIMs and the preferred PLMN (Public Land Mobile Network).

“The situation in Israel is still tense, but we continue to operate as usual and support our customers worldwide. MIND is a global company, operating from different countries, according to an extensive business continuity plan that ensures resilience, seamless delivery, development, and ongoing support to our customers.”

Revenue Distribution

Revenues in Europe represented 60% (including the messaging segment revenues in Germany that represented 41%), revenues in the Americas represented 34%, and revenues in the rest of the world represented 6% of total revenues.

Revenues from our customer care and billing software were $2.9 million, or 51% of total revenues, revenues from our enterprise messaging and payment solutions were $2.4 million, or 41% of total revenues, and revenues from our enterprise call accounting software were $0.5 million, or 8% of total revenues.

Revenues from maintenance and additional services were $5.7 million, or 99% of total revenues, while revenues from licenses were $0.1 million, or 1% of total revenues.

Dividend Distribution

As previously announced, the Board declared on March 6, 2024 a gross dividend of $0.24 per share with tax being withheld at a rate of 20%.

The dividend of approximately $4.9 million, is presented in our balance sheet as of March 31, 2024 among other payables. The distrubution and the impact on cash position occur in Q2 2024.

AGM and Board of Directors Update

The Company held its Annual General Meeting of Shareholders on May 6, 2024 and all the proposed resolutions were approved.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty-five years of experience in providing solutions to carriers and enterprises, MIND operates from offices in Israel, Romania, Germany and the United States.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements”, including estimations relating to the impact of the political situation in Ukraine, expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, economic conditions in our key markets, as well as the risks discussed in the Company’s annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended
	March 31,
	2024	2023
	U.S. dollars in thousands (except per share data)

REVENUES	$5,765	$5,487
COST OF REVENUES	2,974	2,787
GROSS PROFIT	2,791	2,700
OPERATING EXPENSES:
Research and development	882	900
Selling and marketing	315	265
General and administrative	351	229
Total operating expenses	1,548	1,394
OPERATING INCOME	1,243	1,306
FINANCIAL INCOME, net	188	148
INCOME BEFORE TAXES ON INCOME	1,431	1,454
TAXES ON INCOME	97	109
NET INCOME	$1,334	$1,345

EARNINGS PER SHARE - basic and diluted - in U.S. dollars	$0.07	$0.07

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	20,205	20,131
Diluted	20,520	20,420

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31,	December 31,
	2024	2023
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,744	$2,958
Short-term bank deposits	12,531	13,464
Marketable securities	183	182
Accounts receivable, net	2,569	2,295
Other current assets	624	538
Prepaid expenses	391	277
Total current assets	21,042	19,714

NON-CURRENT ASSETS:
Accounts receivable	648	714
Severance pay fund	2,090	2,051
Deferred income taxes	106	102
Property and equipment, net	197	216
Right-of-use assets, net	618	690
Intangible assets, net	230	266
Goodwill	7,817	7,872
Total assets	$32,748	$31,625

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,101	$989
Other current liabilities and accruals	6,504	1,749
Current maturities of lease liabilities	185	218
Deferred revenues	1,397	1,517
Total current liabilities	9,187	4,473

LONG-TERM LIABILITIES:
Deferred revenues	74	100
Lease liabilities, net of current maturities	381	424
Accrued severance pay	2,094	2,060
Deferred income taxes	69	80
Total liabilities	11,805	7,137

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,775	27,776
Accumulated other comprehensive loss	(1,077)	(1,001)
Accumulated deficit	(4,868)	(1,334)
Treasury shares	(941)	(1,007)
Total shareholders’ equity	20,943	24,488
Total liabilities and shareholders’ equity	$32,748	$31,625

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended
	March 31,
	2024	2023
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,334	$1,345
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	48	49
Deferred income taxes, net	(13)	(12)
Accrued severance pay	6	7
Unrealized loss (gain) from marketable securities, net	(1)	15
Employees share-based compensation expenses	64	68
Changes in operating asset and liability items:
Increase in accounts receivable, net	(237)	(522)
Increase in other current assets	(87)	(112)
Increase in prepaid expenses	(114)	(84)
Increase in accounts payable	133	62
Decrease in other current liabilities and accruals	(106)	(2)
Change in operating lease liability	(4)	(2)
Decrease in deferred revenues	(146)	(258)
Net cash provided by operating activities	877	554

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(42)
Severance pay funds	(11)	(14)
Proceeds from redemption of short-term bank deposits	933	1,053
Net cash provided by investing activities	922	997

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(13)	19

INCREASE IN CASH AND CASH EQUIVALENTS	1,786	1,570
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,958	5,265
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$4,744	$6,835

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